

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2024

Dale Schwartz
Chief Executive Officer
Pinstripes Holdings, Inc.
1150 Willow Road
Northbrook , IL 60062

   Re: Pinstripes Holdings, Inc.
     Registration Statement filed on Form S-1
     Filed December 18, 2024
     File No. 333-283881

Dear Dale Schwartz:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jenna Hough at 202-551-3063 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services